Exhibit 99.2

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 July 2004 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 120.5 pence per share under the Cable & Wireless Share Purchase Plan:-

Rob Rowley – 104 Ordinary Shares
Charles Herlinger – 1244 Ordinary Shares